Term sheet
To prospectus dated November 7, 2014,
prospectus supplement dated November 7, 2014,
product supplement no. 4a-I dated November 7, 2014 and
underlying supplement no. 1a-I dated November 7, 2014	Term Sheet to Product Supplement No. 4a-I Registration Statement No. 333-199966 Dated December 19, 2014; Rule 433

Structured Investments	$ Autocallable Contingent Buffered Return Enhanced Notes Linked to the Energy Select Sector SPDR® Fund due December 22, 2017

General

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on the Review Date, the Energy Select Sector SPDR® Fund is at or above the Call Level.
•	If the notes have not been automatically called, investors may receive an uncapped return of 1.55 times the appreciation of the Fund, or may lose some or all of their principal at maturity.
•	Investors in the notes should be willing to accept this risk of loss and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are automatically called or the uncapped leveraged return if the notes have not been automatically called.
•	The date on which an automatic call may be initiated is December 28, 2015.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Fund:	The Energy Select Sector SPDR® Fund (Bloomberg symbol: XLE)
Automatic Call:	If the closing price of one share of the Fund on the Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per $1,000 principal amount note based on the call premium.
Call Level:	100% of the Initial Share Price
Payment if Called:	For every $1,000 principal amount note, you will receive one payment of $1,000 plus a call premium amount of $151.50 (equal to the call premium of 15.15% × $1,000) if automatically called on the Review Date.
Upside Leverage Factor:	1.55
Payment at Maturity:	If the notes have not been automatically called and the Final Share Price is greater than the Initial Share Price, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, multiplied by the Upside Leverage Factor. Accordingly, if the Fund Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return × Upside Leverage Factor)
If the notes have not been automatically called and the Final Share Price is equal to or less than the Initial Share Price by up to 25%, you will receive at maturity a cash payment of $1,000 per $1,000 principal amount note.
If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than 25%, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Fund Return)
If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than 25%, you will lose more than 25% of your principal amount and may lose all of your principal amount at maturity.
Contingent Buffer Amount:	25%
Fund Return:	(Final Share Price – Initial Share Price) Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the Pricing Date
Final Share Price:	The closing price of one share of the Fund on the Observation Date
Share Adjustment Factor:	The Share Adjustment Factor is referenced in determining the closing price of one share of the Fund and is set initially at 1.0 on the Pricing Date. The Share Adjustment Factor is subject to adjustment upon the occurrence of certain events affecting the Fund. See “The Underlyings — Funds — Anti-Dilution Adjustments” in the accompanying product supplement no. 4a-I for further information about these adjustments.
Pricing Date:	On or about December 19, 2014
Original Issue Date (Settlement Date):	On or about December 24, 2014
Review Date†:	December 28, 2015
Call Settlement Date†:	December 31, 2015
Observation Date†:	December 19, 2017
Maturity Date†:	December 22, 2017
CUSIP:	48127D4F2
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 4a-I, “Risk Factors” beginning on page US-2 of the accompanying underlying supplement 1a-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$
(1)	See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $6.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $972.20 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and will not be less than $962.20 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

December 19, 2014

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4a-I, underlying supplement no. 1a-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus, as supplemented by the prospectus supplement, each dated November 7, 2014 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4a-I dated November 7, 2014 and underlying supplement no.1a-I dated November 7, 2014. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4a-I, and “Risk Factors” in the accompanying underlying supplement no. 1a-I. as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf
•	Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf
•	Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Autocallable Buffered Return Enhanced Notes Linked to the Energy Select Sector SPDR® Fund

What Is the Total Return on the Notes upon Automatic Call or at Maturity, Assuming a Range of Performances for the Fund?

The following table and examples illustrate the hypothetical total return (i.e., not compounded) or payment at maturity on the notes that could be realized on the Review Date or at maturity for a range of movements in the Fund as shown under the column “Fund Appreciation/Depreciation at Review Date” and “Fund Return.” The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment upon automatic call or at maturity, as applicable, per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $80 and a Call Level of $80 (equal to 100% of the hypothetical Initial Share Price) and reflects the Upside Leverage Factor of 1.55 and the Contingent Buffer Amount of 25%. The table and examples below also reflect that the call premium is 15.15%, regardless of the appreciation of the Fund, which may be significant.

There will be only one payment on the notes whether called or at maturity. An entry of “N/A” indicates that the notes would not be called on the Review Date and no payment would be made on the Call Settlement Date. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Closing Price of One Share of the Fund	Automatic Call		No Automatic Call
	Fund Appreciation/ Depreciation at Review Date	Total Return at Call Settlement Date	Fund Return	Total Return at Maturity
$144.000	80.00%	15.15%	80.00%	124.000%
$136.000	70.00%	15.15%	70.00%	108.500%
$128.000	60.00%	15.15%	60.00%	93.000%
$120.000	50.00%	15.15%	50.00%	77.500%
$112.000	40.00%	15.15%	40.00%	62.000%
$104.000	30.00%	15.15%	30.00%	46.500%
$96.000	20.00%	15.15%	20.00%	31.000%
$88.000	10.00%	15.15%	10.00%	15.500%
$84.000	5.00%	15.15%	5.00%	7.750%
$82.000	2.50%	15.15%	2.50%	3.875%
$80.000	0.00%	15.15%	0.00%	0.00%
$76.000	-5.00%	N/A	-5.00%	0.00%
$72.000	-10.00%	N/A	-10.00%	0.00%
$64.000	-20.00%	N/A	-20.00%	0.00%
$60.000	-25.00%	N/A	-25.00%	0.00%
$59.992	-25.01%	N/A	-25.01%	-25.01%
$56.000	-30.00%	N/A	-30.00%	-30.00%
$48.000	-40.00%	N/A	-40.00%	-40.00%
$40.000	-50.00%	N/A	-50.00%	-50.00%
$32.000	-60.00%	N/A	-60.00%	-60.00%
$24.000	-70.00%	N/A	-70.00%	-70.00%
$16.000	-80.00%	N/A	-80.00%	-80.00%
$8.000	-90.00%	N/A	-90.00%	-90.00%
$0.000	-100.00%	N/A	-100.00%	-100.00%

Hypothetical Examples of Amount Payable Upon Automatic Call or at Maturity

The following examples illustrate how the payment upon automatic call or at maturity in different hypothetical scenarios is calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $80 to a closing price of $88 on the Review Date. Because the closing price of one share of the Fund on the Review Date of $88 is greater than the Call Level of $80, the notes are automatically called on the Review Date, and the investor receives a single payment of $1,151.50 per $1,000 principal amount note on the Call Settlement Date.

Example 2: The notes have not been automatically called, and the closing price of one share of the Fund increases from the Initial Share Price of $80 to a Final Share Price of $82. Because the Final Share Price of $82 is greater than the Initial Share Price of $80 and the Fund Return is 2.50%, the investor receives a payment at maturity of $1,038.75 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 2.50% × 1.55) = $1,038.75

Example 3: The notes have not been automatically called, and the closing price of one share of the Fund decreases from the Initial Share Price of $80 to a Final Share Price of $60. Although the Fund Return is negative, because the Final Share Price of $60 is less than the Initial Share Price by up to the Contingent Buffer Amount of 25%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-2
Autocallable Buffered Return Enhanced Notes Linked to the Energy Select Sector SPDR® Fund

Example 4: The notes have not been automatically called, and the closing price of one share of the Fund decreases from the Initial Share Price of $80 to a Final Share Price of $40. Because the Final Share Price of $40 is less than the Initial Share Price by more than the Contingent Buffer Amount of 25% and the Fund Return is -50%, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 +($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	TS-3
Autocallable Buffered Return Enhanced Notes Linked to the Energy Select Sector SPDR® Fund

Selected Purchase Considerations

•	UNCAPPED APPRECIATION POTENTIAL IF THE NOTES HAVE NOT BEEN AUTOMATICALLY CALLED — If the notes have not been automatically called, the notes provide the opportunity to enhance equity returns by multiplying a positive Fund Return by 1.55. The notes are not subject to a predetermined maximum gain at maturity and, accordingly, any return at maturity will be determined based on the movement of the Fund. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	Potential Early Exit With CAPPED Appreciation As a Result of Automatic Call Feature — While the original term of the notes is three years, the notes will be called before maturity if the closing price of one share of the Fund is at or above the Call Level on the Review Date. If the closing price of one share of the Fund is greater than or equal to the Call Level on the Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus a call premium amount of $151.50 (equal to a call premium of 15.15% × $1,000).
•	LIMITED PROTECTION AGAINST LOSS — We will pay you at least your principal back at maturity if the notes have not been automatically called and the Final Share Price is equal to or less than the Initial Share Price by up to the Contingent Buffer Amount. If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 25% of your principal amount and may lose all of your principal amount at maturity.
•	RETURNS LINKED TO THE Energy Select Sector SPDR® Fund — The return on the notes is linked to the Energy Select Sector SPDR® Fund. The Energy Select Sector SPDR® Fund is an exchange-traded fund of the Select Sector SPDR® Trust, a registered investment company that consists of several separate investment portfolios, and is managed by SSgA Funds Management, Inc., the investment adviser to the Energy Select Sector SPDR® Fund. The Energy Select Sector SPDR® Fund trades on NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol “XLE.”

The Energy Select Sector SPDR® Fund seeks investment results that, before expenses, generally correspond to the price and yield performance of publicly traded equity securities of companies in the energy sector, as represented by the Energy Select Sector Index, which we refer to as the Underlying Index. The Energy Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. For additional information about the Energy Select Sector SPDR® Fund, see the information set forth in Appendix A.

•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4a-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes. Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement no. 4a-I. Assuming this treatment is respected, subject to the possible application of the “constructive ownership” rules, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. The notes could be treated as “constructive ownership transactions” within the meaning of Section 1260 of the Internal Revenue Code of 1986, as amended, in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and a notional interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether or under what circumstances the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the constructive ownership regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S.

JPMorgan Structured Investments —	TS-4
Autocallable Buffered Return Enhanced Notes Linked to the Energy Select Sector SPDR® Fund

federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to the payment of gross proceeds of a sale of a note occurring after December 31, 2016 (including redemption at maturity).  You should consult your tax adviser regarding the potential application of FATCA to the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 4a-I and the “Risk Factors” section of the accompanying underlying supplement no. 1a-I.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Fund and will depend on whether, and the extent to which, the Fund Return is positive or negative. If the notes have not been automatically called and the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 25% of your principal amount and may lose all of your principal amount at maturity.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of your notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement no. 4a-I for additional information about these risks.
•	THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation of the Fund.
•	LIMITED RETURN ON THE NOTES IF THE NOTES ARE AUTOMATICALLY CALLED — If the notes are automatically called, your potential gain on the notes will be limited to the call premium, as set forth on the cover of this term sheet, regardless of the appreciation in the Fund, which may be significant. Because the closing price of one share of the Fund at various times during the term of the notes could be higher than on the Review Date, you may receive a lower return from an investment in the notes than you would have if you had invested directly in the Fund or any of the equity securities included in the Fund.
•	REINVESTMENT RISK — If your notes are automatically called early, the term of the notes may be reduced to as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.
JPMorgan Structured Investments —	TS-5
Autocallable Buffered Return Enhanced Notes Linked to the Energy Select Sector SPDR® Fund

On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.

•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the closing price of one share of the Fund, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the actual and expected volatility of the Fund;
•	the time to maturity of the notes;
•	the likelihood of an automatic call being triggered;
•	the dividend rates on the Fund and the equity securities held by the Fund;
•	interest and yield rates in the market generally;
•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or securities held by the Fund or included in the Underlying Index would have.
•	THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the shares of the Fund are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.
•	DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, the performance of the Fund will reflect additional transaction costs and fees that are not included in the calculation of the Underlying
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Index. All of these factors may lead to a lack of correlation between the Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

•	THE FUND IS LINKED TO THE PERFORMANCE OF THE ENERGY SECTOR — All or substantially all of the equity securities held by the Fund are issued by companies whose primary line of business is directly associated with the energy sector, including the following industries: oil, gas and consumable fuels; and energy equipment and services. Market or economic factors impacting energy companies and companies that rely heavily on energy advances could have a major effect on the value of the Fund. Weak demand for energy companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, including natural disasters or terrorist attacks, would adversely impact the Fund’s performance. As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this sector than a different investment linked to securities of a more broadly diversified group of issuers.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement and may be as low as the minimum for JPMS’s estimated value set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the minimum for JPMS’s estimated value.
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Historical Information

The following graph sets forth the historical performance of the Fund based on the weekly historical closing prices of one share of the Fund from January 2, 2009 through December 12, 2014. The closing price of one share of the Fund on December 18, 2014 was $78.56. We obtained the closing price of one share of the Fund below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing prices of one share of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on the Pricing Date, the Review Date or the Observation Date. We cannot give you assurance that the performance of the Fund will result in the return of any of your principal amount.

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates.”

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are

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incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes upon Automatic Call or at Maturity, Assuming a Range of Performances for the Fund?” and “Hypothetical Examples of Amount Payable upon Automatic Call or at Maturity” in this term sheet for an illustration of the risk-return profile of the notes and Appendix A in this term sheet for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

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APPENDIX A

The Energy Select Sector SPDR® Fund

We have derived all information contained in this term sheet regarding the Energy Select Sector SPDR® Fund from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by the Select Sector SPDR® Trust (the “Select Sector Trust”) and SSgA Funds Management, Inc. (“SSgA FM”). The Energy Select Sector SPDR® Fund is an investment portfolio managed by SSgA FM, the investment adviser to the Energy Select Sector SPDR® Fund. The Energy Select Sector SPDR® Fund is an exchange-traded fund (“ETF”) that trades on the NYSE Arca under the ticker symbol “XLE.”

The Select Sector Trust is a registered investment company that consists of nine separate investment portfolios (each, a “Select Sector SPDR® Fund”), including the Energy Select Sector SPDR® Fund. Each Select Sector SPDR® Fund is an index fund that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classifications from a universe of companies defined by the S&P 500® Index. The Select Sector Indices (each, a “Select Sector Index”) upon which the Select Sector SPDR® Funds are based together comprise all of the companies in the S&P 500® Index. The investment objective of each Select Sector SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular sector or group of industries, as represented by a specified market sector index.

Information provided to or filed with the SEC by the Select Sector Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57791 and 811-08837, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Select Sector Trust or the Energy Select Sector SPDR® Fund, please see the Energy Select Sector SPDR® Fund’s prospectus. In addition, information about the Select Sector Trust, SSgA FM and the Energy Select Sector SPDR® Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Select Sector Trust website at http://www.sectorspdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this term sheet.

Investment Objective

The Energy Select Sector SPDR® Fund seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Energy Select Sector Index. For more information about the Energy Select Sector Index, please see “ — The Energy Select Sector Index” below.

Investment Strategy — Replication

The Energy Select Sector SPDR® Fund employs a replication strategy in seeking to track the performance of the Energy Select Sector Index. This means that the Energy Select Sector SPDR® Fund typically invests in substantially all of the securities represented in the Energy Select Sector Index in approximately the same proportions as the Energy Select Sector Index. SSgA FM may sell securities that are represented in the Energy Select Sector Index, or purchase securities that are not yet represented in the Energy Select Sector Index, in anticipation of their removal from or addition to the Energy Select Sector Index. Further, SSgA FM may choose to overweight securities in the Energy Select Sector Index, purchase or sell securities not in the Energy Select Sector Index or utilize various combinations of other available techniques, in seeking to track the Energy Select Sector Index.

Under normal market conditions, the Energy Select Sector SPDR® Fund generally invests substantially all, but at least 95%, of its total assets in the securities composing the Energy Select Sector Index. In addition, the Energy Select Sector SPDR® Fund may invest in cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA FM). Swaps, options and futures contracts, convertible securities and structured notes may be used by the Energy Select Sector SPDR® Fund in seeking performance that corresponds to the Energy Select Sector Index and in managing cash flows. SSgA FM anticipates that, under normal circumstances, it may take several business days for additions and deletions to the Energy Select Sector Index to be reflected in the portfolio composition of the Energy Select Sector SPDR® Fund. The Board of Trustees of the Select Sector Trust may change the Energy Select Sector SPDR® Fund’s investment strategy and certain other policies without shareholder approval.

There may, however, be instances where SSgA FM intends to employ a sampling strategy in managing the Energy Select Sector SPDR® Fund. Sampling means that SSgA FM will use quantitative analysis to select securities, including securities in the Energy Select Sector Index, outside of the index and derivatives, that have a similar investment profile as the Energy Select Sector Index in terms of key risk factors, performance attributes and other economic characteristics. These include industry weightings, market capitalization, and other financial characteristics of securities.

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Correlation

The Energy Select Sector Index is a theoretical financial calculation, while the Energy Select Sector SPDR® Fund is an actual investment portfolio. The performance of the Energy Select Sector SPDR® Fund’s return may not match or achieve a high degree of correlation with the return of the Energy Select Sector Index due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

Holdings Information

As of December 18, 2014, the Energy Select Sector SPDR® Fund included 45 companies. The Energy Select Sector SPDR® Fund’s three largest holdings are Exxon Mobil Corporation, Chevron Corporation and Schlumberger NV. The following table summarizes the Energy Select Sector SPDR® Fund’s holdings in individual companies as of that date.

Top Holdings in Individual Securities as of December 18, 2014

Name	Weight
1. Exxon Mobil Corporation	16.69%
2. Chevron Corporation	13.46%
3. Schlumberger NV	7.25%
4. Kinder Morgan Inc. Class P	4.39%
5. ConocoPhillips	4.03%
6. EOG Resources Inc.	3.93%
7. Occidental Petroleum Corporation	3.43%
8. Pioneer Natural Resources Company	3.05%
9. Anadarko Petroleum Corporation	3.04%
10. Williams Companies Inc.	2.71%

The information above was compiled from the Select Sector Trust website, without independent verification. Information contained in the Select Sector Trust website is not incorporated by reference in, and should not be considered a part of, this term sheet.

The Energy Select Sector Index

We have derived all information contained in this term sheet regarding the Energy Select Sector Index, including, without limitation, its make-up, method of calculation and changes in their components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC or BofA Merrill Lynch Research, as index compilation agent (the “Index Compilation Agent”).

In July 2012, The McGraw-Hill Companies, Inc. (“McGraw-Hill”), the owner of the S&P Indices business, and CME Group Inc. (“CME Group”), the 90% owner of the CME Group and Dow Jones & Company, Inc. joint venture that owns the Dow Jones Indexes business, formed a new joint venture, S&P Dow Jones Indices LLC, which owns the S&P Indices business and the Dow Jones Indexes business, including the Select Sector Indices.

The constituents included in the Select Sector Indices are selected by the Index Compilation Agent in consultation with S&P Dow Jones Indices LLC from the universe of companies represented by the S&P 500® Index. The composition and weighting of the components included in the Select Sector Indices can be expected to differ from the composition and weighting of components included in any similar S&P 500® sector index that is published and disseminated by S&P Dow Jones Indices LLC. S&P Dow Jones Indices LLC acts as the index calculation agent in connection with the calculation and dissemination of the Select Sector Indices. S&P Dow Jones Indices LLC’s only relationship to the Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P Dow Jones Indices LLC without regard to the Index Compilation Agent.

The Energy Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of energy products. Companies in the Energy Select Sector Index develop and produce crude oil and natural gas and provide drilling and other energy related services. The Energy Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a “Select Sector Index.”

Construction and Maintenance

The Select Sector Indices are developed, maintained and calculated in accordance with the following criteria:

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•	Each of the component stocks in the Select Sector Indices (the “Component Stocks”) is a constituent company of the S&P 500® Index.
•	Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.
•	The Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The Index Compilation Agent, after consultation with S&P Dow Jones Indices LLC, assigns a particular company’s stock to a Select Sector Index based on that company’s classification under the Global Industry Classification Standard (GICS).
•	The Select Sector Indices are calculated using the same methodology utilized by S&P Dow Jones Indices LLC in calculating the S&P 500® Index. See “Equity Index Descriptions — The S&P 500® Index” in underlying supplement no. 1a-I. The daily calculation of a Select Sector Index is computed by dividing the total market value of the companies in that Select Sector Index by a number called the index divisor.
•	The Select Sector Indices are calculated by S&P Dow Jones Indices LLC using a modified “market capitalization” methodology subject to a capping methodology that implements Internal Revenue Code diversification requirements that are applicable to exchange-traded funds. For reweighting purposes, the Select Sector Indices are rebalanced quarterly after the close of business on the second to last calculation day of March, June, September and December using the following procedures:
1.	The rebalancing reference date is two business days prior to the last calculation day of March, June, September and December.
2.	With prices reflected on the rebalancing reference date, and membership, shares outstanding, and other metrics as of the rebalancing effective date, each company is weighted using the modified market capitalization methodology. Modifications are made as described below.
3.	The Select Sector Indices are first evaluated based on their companies’ modified market capitalization weights to ensure none of the Select Sector Indices breach the maximum allowable limits defined in paragraphs 4 and 7 below. If a Select Sector Index breaches any of the allowable limits, the companies are reweighted based on their float-adjusted market capitalization weights calculated using the prices as of the rebalancing reference date, and membership, shares outstanding and other metrics as of the rebalancing effective date.
4.	If any company has a weight greater than 24%, that company has its float-adjusted market capitalization weight capped at 23%. The cap is set to 23% to allow for a 2% buffer. This buffer is needed to ensure that no company exceeds 25% as of the quarter end diversification requirement date.
5.	All excess weight is equally redistributed to all uncapped companies within the relevant Select Sector Capped Index.
6.	After this redistribution, if the float-adjusted market capitalization weight of any other company then breaches 23%, the process is repeated iteratively until no company breaches the 23% weight cap.
7.	The sum of the companies with weight greater than 4.8% cannot exceed 50% of the total index weight. These caps are set to allow for a buffer below the 5% limit.
8.	If the rule in paragraph 7 is breached, all the companies are ranked in descending order of their float-adjusted market capitalization weights and the first stock that causes the 50% limit to be breached is identified. The weight of this company is, then, reduced to 4.6%.
9.	This excess weight is equally redistributed to all companies with weights below 4.6%. This process is repeated iteratively until paragraph 7 is satisfied.
10.	Index share amounts are assigned to each constituent to arrive at the weights calculated above. Since index shares are assigned based on prices one business day prior to rebalancing, the actual weight of each constituent at the rebalancing differs somewhat from these weights due to market movements.

If necessary, the reweighting process may take place more than once prior to the close on the last business day of March, June, September or December to ensure the Select Sector Indices conform to all diversification requirements.

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